

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Ross M. Leff
Partner
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

> **Re: Genius Sports Ltd**
> **Schedule TO-I/A filed December 20, 2022**
> **SEC File No. 5-93523**
> **Form F-4/A filed December 20, 2022**
> **SEC File No. 333-268457**

Dear Ross M. Leff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your prospectus.

Schedule TO-I/A filed December 20, 2022

General

1. We note the revised disclosure that if the Warrant Amendment is approved, any warrant that is not exercised by the Expiration Date will be exercised automatically on a cashless basis at an exercise price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration Date. However, your revised disclosure provides that this will happen only if such Exercise Price would be less than $11.50 per share. Revise to explain what will happen to warrants that are not tendered if the Exercise Price would be greater than $11.50 per shares.

2.   We note your revised disclosure that the company will issue a press release announcing the Reduced Exercise Price prior to the opening of trading on the Trading Day prior to the Expiration Date. So that warrant holders know where they can access such press release, please confirm that it will be filed on EDGAR as an amendment to the tender offer materials, and revise the disclosure in your offer to purchase accordingly.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions